UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5 )*
                                             ---

                               Prime Retail, Inc.
                               ------------------
                                (Name of Issuer)

                                  Common Stock
                  --------------------------------------------
                         (Title of Class of Securities)

                                    741570105
                             ------------------------
                                 (CUSIP Number)

                                C. Alan Schroeder
             Executive Vice President, General Counsel and Secretary
                         100 E. Pratt Street, 19th Floor
                               Baltimore, MD 21202
                             Telephone: 410/234-0782
 -------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                January 24, 2001
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 714570105
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      ###-##-####
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      UNITED STATES
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        4,115,709
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            -0-
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               4,115,709
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        -0-0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,115,709
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      9.27%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

      Item 1. Security and Issuer.

      The class of equity securities to which this Schedule 13D relates is the shares of common stock, $.01 par value per share, (the "Common Stock ") of Prime Retail, Inc. (the "Company"). The principal executive office of the Company is located at 100 E. Pratt Street, 19th Floor, Baltimore, MD 21202.

      Item 2. Identity and Background.

      This statement is being filed by Maurice A. Halperin. My business address is 17890 Deauville Lane, Boca Raton, FL 33496. I am a private investor. During the last five years, I have not been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) and I have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in my being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. I am a citizen of the United States.

      Item 3. Source and Amount of Funds or Other Consideration.

      The source of the funds for the purchase of the Common Stock was my personal funds. I am including in my purchase cost the Company's 8.5% Series B Cumulative Participating Convertible Preferred Stock, $.01 par value (the "Convertible Preferred Stock"). The total amount of money used to purchase the Common Stock and Convertible Preferred Stock was $14,872,415.00. This includes $9,275,406.00 for the purchase of 5,501,714 shares of Common Stock and $5,597,009.00 for the purchase of 790,600 shares of the Convertible Preferred Stock, which are currently convertible into 945,715 shares of Common Stock.

      Item 4. Purpose of Transaction.

      The primary purpose for the acquisition of the Common Stock and the Convertible Preferred Stock is investment. In December 2000, I contacted the Company's Chairman and asked to be nominated for a Board seat at the next annual meeting of shareholders.

      Item 5.   Interest in Securities of the Issuer.

      This Amendment No. 5 to my Schedule 13D is being filed to make corrections to Amendment No. 4 filed on January 30, 2001. January 24, 2001 is the date of the event requiring the filing of this amendment. As of February 15, 2001, I own beneficially 4,115,709 shares or 9.27% of the Company's outstanding Common Stock. My ownership includes 3,418,309 shares of the Common Stock and 697,400 shares of Convertible Preferred Stock, currently convertible into 834,229 shares of Common Stock. I have the sole power to vote and dispose of the shares of Common Stock and Convertible Preferred Stock. There is no shared power to vote or dispose of the shares I own.

      In Amendments No. 3 and 4 to Schedule 13D, I reported all transactions in the Common Stock and Convertible Preferred Stock from November 16, 2000 through January 26, 2001, with the exception of nine transactions which were overlooked. These transactions were made on the New York

Stock Exchange on my behalf by PaineWebber, Inc., a securities broker-dealer. The tables below list the transaction date for each of the purchases, number of shares purchased, price per share and total purchase price.

                                  Common Stock

Transaction     Number of Shares
   Date             Purchased         Price Per Share        Net Purchase Price
-----------     ----------------      ---------------        ------------------

 12/11/00            27,000               .4062                 $11,408.75
 01/04/01            25,000               .625                   15,625.00

                           Convertible Preferred Stock

Transaction     Number of Shares
   Date             Purchased         Price Per Share        Net Purchase Price
-----------     ----------------      ---------------        ------------------

12/11/00              6,400              3.00                   $19,228.00
12/28/00              1,300              5.25                     6,825.00
12/29/00              5,200              5.625                   26,325.00
12/29/00              9,000              5.125                   46,125.00
12/29/00              4,000              5.1875                  20,750.00
01/04/01              4,400              6.00                    26,400.00
01/04/01              4,000              6.125                   24,500.00

      On January 24, 2001, I gifted 2,033,600 shares of Common Stock to a charitable foundation in a private transaction. The price per share was $.5625. I paid a total of $1,027,714 for these shares. I am not a trustee of the foundation and I do not have the power to direct how the foundation's assets are donated. Prior to January 24, 2001, I was a trustee of the charitable foundation. While a trustee I purchased 49,805 shares of Common Stock at a total cost of $324,845 and 93,200 shares of Convertible Preferred Stock at a total of $858,854. These transactions were previously reported. As of January 24, 2001, the 49,805 shares of Common Stock and 93,200 shares of Preferred Stock are no longer owned by me, either directly or indirectly. These shares are now owned by the charitable foundation. I have no longer included these shares in calculating my ownership.

      Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Not applicable.

      Item 7. Material to be Filed as Exhibits.

      None.

                                    Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

DATE: February 15, 2001


/S/  Maurice A. Halperin
------------------------------------------------
Signature

Maurice A. Halperin
------------------------------------------------
Name and Title

      The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).


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